

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 17, 2021

Csaba Sverha
Chief Financial Officer
Fabrinet
190 Elgin Avenue
George Town, Grand Cayman
Cayman Islands KYI-9005

Re: Fabrinet
Form 10-K for the Fiscal Year Ended June 26, 2020
Filed August 18, 2020
File No. 001-34775

Dear Mr. Sverha :

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Manufacturing